Filed Pursuant to Rule 424b(4)
Registration No. 333-166201
333-162606

Prospectus Supplement

(to Prospectus dated November 5, 2009)

4,000,000 Shares

Common Stock

The selling shareholders identified in this prospectus supplement are offering 4,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “IGTE.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$11.25	$45,000,000
Underwriting Discounts and Commissions	$0.45	$1,800,000
Proceeds to Selling Shareholders (Before Expenses)	$10.80	$43,200,000

Delivery of the shares of common stock is expected to be made on or about April 26, 2010. The selling shareholders have granted the underwriters an option for a period of 30 days to purchase an additional 598,756 shares of our common stock to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling shareholders will be $2,069,440 and the total proceeds to the selling shareholders before estimated expenses, will be $49,666,565.

Sole Book-Running Manager

Jefferies & Company

Co-Manager

Roth Capital Partners

Prospectus Supplement dated April 21, 2010

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. Do not rely upon any information or representations made outside of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is not an offer to sell, and is not soliciting an offer to buy (1) any securities other than the common stock held by the selling shareholders or (2) the common stock held by the selling shareholders in any circumstances in which the offer or solicitation is unlawful. The information contained in this prospectus supplement and the accompanying prospectus may change after the dates thereof. Do not assume after the dates of the prospectus supplement and the accompanying prospectus that the information contained in this prospectus supplement and the accompanying prospectus is still correct.

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About this Prospectus Supplement

This prospectus supplement is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this process, we are offering to sell our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of this offering of common stock. The accompanying prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus in addition to the information contained in the documents we refer to under the heading “Information Incorporated by Reference.” If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

Cautionary Statement Regarding Forward-Looking Statements

Information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations of similar words.

These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus supplement under “Risk Factors” beginning on page S-9, the accompanying prospectus beginning on page 3, and in our Annual Report on Form 10-K for fiscal year ended December 31, 2009 in Item 1A under “Risk Factors” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus supplement to reflect any change in our expectation with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Prospectus Supplement Summary

This summary highlights information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Before investing in our common stock, you should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully, including the sections entitled “Risk Factors” and our financial statements and related notes, for a more complete understanding of our business and this offering. The information presented in this prospectus supplement and the accompanying prospectus assumes that the underwriters will not exercise their overallotment option. Unless we specify otherwise, all references in this prospectus supplement and the accompanying prospectus to “we,” “our,” “us,” “iGATE” and the “Company” refer to iGATE Corporation and its subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus supplement and the accompanying prospectus are to, and amounts are presented in, U.S. dollars.

Business Overview

We are a worldwide outsourcing provider of Information Technology, or IT, and IT-enabled operations solutions and services. We believe our innovative approach of integrating IT and IT-enabled operations and our ability to leverage a global delivery model provide our clients with clearly differentiated and demonstrated business value. We target large and medium-sized organizations across a diverse set of industries, including financial services, insurance, manufacturing, media and healthcare. Our solutions and service offerings include:

•

IT Services, including software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services;

•	IT-enabled operations outsourcing solutions and services, including business process outsourcing, or BPO, transaction processing services and call center services; and

•	Integrated Technology and Operations, or iTOPS, solutions that integrate IT outsourcing and IT-enabled operations offshore outsourcing solutions and services in a seamless offering.

We were founded in 1986 and are headquartered in Fremont, CA. Our global delivery model leverages both near shore delivery and comprehensive offshore services, depending upon a client’s location and preferences. We have operations in India, Canada, the United States, Europe, Mexico, Singapore, Malaysia, Japan, South Africa and Australia. Our revenues for the year ended December 31, 2009 were $193.1 million. Our worldwide headcount was 6,910 employees as of December 31, 2009.

Industry Background

The rise of global service providers has enabled companies to reduce costs and improve productivity. This growth has been driven by numerous factors, including the broad adoption of global communications, increased competition from globalization, and the organization and availability of highly-trained offshore workforces. While many of the initial global providers focused on IT services, numerous other players have arisen to offer business services as well, including BPO. According to IDC, the worldwide services industry, which includes both IT and business services, is projected to grow from $807.2 billion in 2008 to over $976.1 billion by 2013.

IT and business services are typically managed as separate offerings by service providers. The two offerings have very different workflows and infrastructure requirements. Additionally, whereas IT services require highly trained professionals, many offshore business services, such as BPO, generally require only graduates with foreign language skills. As a result, many large service providers, who offer both IT and business services, manage them through separate internal organizations. Many clients have also separated these functions. Unfortunately, this separation often results in competing interests between IT and business operations.

As global services has become mainstream, many clients are now seeking tighter integration of their IT and business processes to maintain differentiation and cost effectiveness. Additionally, as most BPO services depend upon client technology and infrastructure, many BPO clients are seeking to outsource their IT services as well. We believe that this demand will require global service providers who are able to offer converged IT and business solutions. We believe that those providers who are experts in their clients’ IT and businesses processes and who can best deliver converged services using a combination of on-site, near-shore and offshore professionals will most benefit from these industry trends.

Competitive Strengths

Differentiated Business Model: We are the first outsourcing solutions provider to offer a fully integrated technology and operations structure with global service delivery and pricing based on business outcomes. By integrating IT and BPO services, our approach enables a business model that encourages continual innovation in all areas of business transformation. We offer end-to-end converged solutions, and this integration runs through our entire sales and delivery organization.

Commitment to Attracting and Retaining Top Talent: Our strong corporate culture and work environments have received numerous awards, including the coveted #2 ranking as “Best Indian IT Employer” in 2009 by DataQuest-IDC as well as our #2 ranking in “Best Companies To Work For In India” by BT-MERCER-TNS. Our success depends in large part on our ability to attract, develop, motivate and retain highly skilled IT and IT-enabled service professionals. We recruit in a number of countries, including India, the United States, Canada, Mexico, the United Kingdom, Singapore, Japan and Australia. Our employees are a valuable recruiting tool and are actively involved in referring new employees and screening candidates for new positions. We have a focused retention strategy and extensive training infrastructure.

Deep Industry Expertise: Our full lifecycle project experiences cover numerous industry verticals, having successfully met the stringent demands for many leading Fortune 1000 companies over the years. We offer specialized industry practices in areas such as financial services, insurance, banking, manufacturing, retail, media and entertainment and healthcare. These practices understand the unique strategic and tactical challenges faced within each vertical to optimize and differentiate our industry solutions.

Breadth of Solutions: Our end-to-end technology services include consulting, technology services, and business process outsourcing and provisioning. We work with clients to optimize their businesses, secure substantial and sustainable cost benefits and tie costs to business needs and results.

Proven Global Delivery Model: Our global delivery model enables us to offer flexible onsite, and offshore services that are most cost effective and responsive to our clients’ preferences. We also offer access to knowledgeable personnel and best practices, resource depth and cost-effectiveness. We have made substantial investments in our processes, infrastructure and systems, and we have refined our global delivery model to effectively integrate onsite and offshore technology services.

Leadership: Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy, and senior management team. This senior management team includes well-known thought leaders in offshore outsourcing and all members have significant experience in the outsourcing space.

Our Strategy

We intend to become the leading provider of integrated technology and operations services. In order to achieve this goal, we are focused on the following strategies:

Continue to Enhance And Deploy iTOPS Solutions: We have been recognized as an industry innovator in converged IT and BPO solutions, and we intend to continue this leadership by broadening our solution offerings in this space.

Attract And Retain Top Talent: Our status as a well-recognized and highly-ranked employer in India grants us benefits in attracting top talent and maintaining a collaborative and supportive culture. We intend to continue to invest in human capital, leadership development, and career development tracks to enable us to maintain our position as a top employer in India.

Increase Business in Existing Clients: We have been chosen as a preferred vendor by many of our customers and have been recognized for our quality and responsiveness. We seek to develop long-term relationships with our customers so as to become a trusted business partner and enable us to expand our roles. Many of our strategic accounts are in the midst of economic recovery, and we believe that we are well positioned to benefit from this momentum. Since September 30, 2009, we have been expanding our headcount in anticipation of this growth.

Attract New Clients And Expand Into Strategic Verticals: We have maintained a vertically-focused strategy in offering outsourced solutions. We will continue to target new verticals which we believe will most benefit from integrated offerings of technology and operations. Over the last year, we have expanded our sales force and added key hires to other areas of the organization to attract new strategic clients in key verticals, such as healthcare and media and entertainment.

Selectively Pursue Strategic Partnerships and Acquisitions: In addition to internal initiatives, we may expand our IT-enabled operations offshore outsourcing service offerings through strategic relationships and acquisitions.

Recent Developments

On April 14, 2010, we announced our preliminary financial results for the first quarter ended March 31, 2010. For the first quarter ended March 31, 2010, we announced total revenues of $57.9 million compared to $44.8 million in the same period last year. In addition, we announced operating income for our 2010 first quarter of $11.0 million from $5.6 million in the first quarter of last year. Net income for our 2010 first quarter was $11.6 million, or $0.20 per diluted share (including a gain of $0.02 from the sale of assets), compared to net income of $5.0 million or $0.09 per diluted share in the same period last year.

The foregoing financial information is not a comprehensive statement of our financial results for the quarter ended March 31, 2010 and has not been reviewed or audited by our independent registered public accounting firm. The final financial results for the quarter ended March 31, 2010 may vary from our expectations and may be materially different from the preliminary financial results provided above due to the completion of our quarterly close procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the foregoing financial information. We expect to file our quarterly report for the first quarter of 2010 with the SEC on or about April 27, 2010.

The Offering

Common shares offered by the selling shareholders	4,000,000 shares

Common shares to be outstanding immediately after this offering	55,286,358 shares

Use of proceeds

We will not receive any proceeds from the sale of common shares by the selling shareholders.

Please read “Use of Proceeds.”

Nasdaq Global Select Market Listing

Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “IGTE.”

Principal Executive Office

Our principal executive office is located at 6528 Kaiser Drive, Fremont, CA 94555 and our phone number is (510) 896-3015.

Summary Combined Financial Information and Other Data

The following summary combined financial and other data summarizes our financial and other information. The summary combined financial data set forth below as of and for the periods ended December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements. The summary combined financial and other data are not indicative of our future results. This information should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which has been filed with the SEC and is incorporated herein by reference.

	December 31,
	2007	2008	2009
Income Statement Data (for period ended December 31):
Revenues	$201,734	$218,798	$193,099
Gross margin	65,112	82,357	75,406
Restructuring charges (1)	769	—	—
Goodwill impairment (2)	1,950	—	—
Income from operations	9,483	27,682	32,391
Interest income, net	3,834	2,568	3,353
Other income (expense), net	2,106	93	(6,584)
Equity in income of affiliated companies	29	2	—
Loss on venture investments and affiliated companies, net (3)	(193)	—	—
Income before income taxes	15,259	30,345	29,160
Income tax provision (benefit)	1,767	675	585

Income from continuing operations	13,492	29,670	28,575
Income from discontinued operations, net of income taxes (4)	5,085	1,605	—

Net income	18,577	31,275	28,575
Less: Net income attributable to the noncontrolling interest	2,992	371	—

Net income attributable to iGATE	$15,585	$30,904	$28,575

Net earnings per common share, Basic:
Earnings from continuing operations per share attributable to iGATE	$0.20	$0.54	$0.52
Earnings from discontinued operations per share attributable to iGATE	$0.09	$0.03	$—

Net earnings—Basic attributable to iGATE	$0.29	$0.57	$0.52

Net earnings per common share, Diluted:
Earnings from continuing operations per share attributable to iGATE	$0.20	$0.53	$0.51
Earnings from discontinued operations per share attributable to iGATE	$0.09	$0.03	$—

Net earnings—Diluted	$0.29	$0.56	$0.51

Weighted average common stock, basic:	53,768	54,608	55,114
Weighted average common stock, diluted:	53,972	55,451	55,951

(Dollars in thousands, except per share data)

	Year Ended December 31,
	2007	2008	2009
Balance Sheet Data: (at period end)
Cash and cash equivalents	$46,655	$30,878	$29,565
Short-term investments	25,295	34,601	67,192
Working capital (5)	93,617	74,497	104,112
Total assets	216,798	189,893	228,160
Noncontrolling interest	6,437	—	—
Total shareholders’ equity	$155,966	$146,072	$191,318

Other Financial Data: (for period ending)
Net cash flows provided by operating activities-continuing operations	$29,854	$43,240	$43,889
Net cash flows provided by operating activities-discontinued operations	7,006	2,433	—
Net cash flows provided by/ (used in) investing activities-continuing operations	567	(22,429)	(41,718)
Net cash flows provided by/ (used in) investing activities-discontinued operations	502	(164)	—
Net cash flows used in financing activities-continuing operations	(39,515)	(33,762)	(4,263)
Net cash flows provided by financing activities-discontinued operations	—	—	—
Net change in cash and cash equivalents	$(2,470)	$(18,806)	$(1,313)

(Dollars in thousands, except per share data)

(1)	In 2007, we incurred $0.8 million related to the restructuring of our Shared Services Segment.
(2)	In 2007, we incurred $2.0 million in charges related to goodwill impairment in our subsidiary iGATE Global Solutions.
(3)	In 2007, we recorded an impairment charge of $0.6 million on our investment in Concours, Inc., which was offset by a gain of $0.4 million from an escrow account related to a prior sale of a business.
(4)	On September 4, 2008, the Board of Directors authorized management to utilize a tax-free separation for the divestiture of iGATE Professional Services and declared a stock dividend consisting of 1 share of Mastech Holdings, Inc. (“Mastech”), an affiliated company that we spun off into a separate public company on September 30, 2008, for each 15 shares of iGATE. On July 31, 2008, we completed the sale of iGATE Clinical Research International Inc. and iGATE Clinical Research International Private Limited (collectively “iCRI”). In December 2007 we sold jobcurry Systems Private Ltd., one of our wholly-owned subsidiaries.
(5)	Working capital represents current assets less current liabilities.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus supplement and the information in the accompanying prospectus under “Risk Factors” and information in the documents incorporated herein and therein by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the heading “Risk Factors,” and documents we may file in the future, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition, and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common stock could decline and you could lose all or part of your investment.

Uncertain global economic conditions may continue to adversely affect demand for our services.

Our revenue and gross margin depend significantly on general economic conditions and the demand for information technology services in the markets in which we operate. Economic weakness and constrained IT spending has resulted, and may result in the future, in decreased revenue, gross margin, earnings or growth rates. The global economic downturn in recent years has reduced, and may further reduce, demand for our services and has also caused clients to request additional price concessions, which could have a material adverse effect on our results of operations and cash flows. Economic downturns also may lead to restructuring actions and associated expenses. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and to make decisions about future investments. Delays or reductions in IT spending could have a material adverse effect on demand for our products and services, and consequently the results of our operations and stock price.

Risks posed by climate change may materially increase our compliance costs and adversely impact our profitability.

Climate change vulnerability is posing new threats and opportunities in the economy. Climate change and measures adopted to address it can affect us, our clients and suppliers in myriad ways, depending on the nature and location of the businesses, the near-term capital expenditure needs, the regulatory environments where they operate and their strategic plans. Generally, climate risks and opportunities for companies and their investors fall into four categories:

•	Physical risk from climate change

•	Regulatory risks and opportunities related to existing or proposed green house gas (“GHG”) emissions limits

•	Indirect regulatory risks and opportunities related to products or services from high emitting companies

•	Litigation risks for emitters of greenhouse gases

•	Physical risk from climate change

•	Regulatory risks and opportunities related to existing or proposed green house gas (“GHG”) emissions limits

•	Indirect regulatory risks and opportunities related to products or services from high emitting companies

•	Litigation risks for emitters of greenhouse gases

Unmitigated climate change is likely to have severe physical impacts on companies with exposed assets or business operations including iGATE. Major environmental risks and liabilities can significantly impact future earnings.

iGATE is committed to establish itself as climate responsible organization which conducts its business in a sustainable fashion so as to optimize resources and energy utilization. We ultimately wish to achieve carbon neutrality and position ourselves in a low carbon growth path. As the first step of strategizing our action plan for climate change mitigation, we have undertaken carbon footprint estimation study which determines the GHG inventory covering all the facilities. Beginning in 2008, we began estimating our carbon footprint and GHG emissions, which are audited. For 2008, the overall GHG inventory stood at 28,434 tCO2 and the GHG emission intensity was 4.23 tCO2/ employee. The current year review is in progress. iGATE’s GHG emission intensity is one of the lowest among major Indian IT corporations which we expect to limit our litigation and regulatory risk. To the extent iGATE is unable to comply with applicable regulations related to climate change, and such failure to comply results in material increases in compliance costs or litigation expenses, those costs or expenses will have an adverse effect on our profitability.

If our clients are adversely affected by climate change or related compliance costs, this may reduce their spending and demand for our services, leading to a decrease in revenue.

In addition to emissions and climate change risks posed directly to iGATE, iGATE also has clients in varied industries such as financial services, insurance, banking, manufacturing, retail, media and entertainment and healthcare, among others. Some of the clients may be significantly affected by the climate change resulting in greater physical risk and impacting their operations. This may lead to a reduction of demand and loss of business from such clients, which would impact our business, results of operations, financial condition and cash flows.

Industry consolidation may cause us to lose key relationships and intensify competition.

Acquisitions or other consolidating transactions within our industry could harm us in a number of ways, including the loss of customers if competitors consolidate with our current or potential customers, or our current competitors become stronger, or new competitors emerge from consolidations. Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation in our industry, or in related industries, could force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Potential U.S. regulation of offshore outsourcing may increase compliance costs and adversely impact our ability to do business in the U.S.

Some U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and IT solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities; however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

International immigration and work permit laws may adversely affect our ability to deploy our workforce and provide services in accordance with our Global Delivery Model.

We have international operations in sixteen countries and recruit professionals on a global basis and, therefore, must comply with the immigration and work permit/visa laws and regulations of the countries in which we operate or plan to operate. As of December 31, 2009, 1,087 IT professionals, representing approximately 15.7% of our worldwide workforce are providing services under work permits/visas. Our inability to obtain sufficient work permits/visas on time due to the impact of these regulations, including any changes to immigration and work permit/visa regulations in particular jurisdictions, could have a material adverse effect on our business in effectively utilizing our Global Delivery Model and therefore impacting our results of operations, financial condition and cash flows.

Government taxation in India (including the failure to extend certain tax holidays could reduce our overall profitability).

Our iGATE Global Solutions, Limited segment (“iGS”) is an export-oriented company which, under the Indian Income Tax Act of 1961, is entitled to claim tax holiday for a period of ten consecutive years for each of the business unit in Software Technology Park (“STP”) with respect to export profits. Substantially all of the earnings of iGS are attributable to export profits. The majority of our STP units in India are currently entitled to a 100% exemption from Indian income tax and these tax holidays will be completely phased out by March 31, 2011. Under current Indian tax law, export profits after March 31, 2011 from our existing STP units will be fully taxable at the Indian statutory rate (33.99% as of December 31, 2009) in effect at such time. If the tax holidays relating to our Indian STP units are not extended or new tax incentives are not introduced that would effectively extend the income tax holiday benefits beyond March 31, 2011, we expect that our effective income tax rate would increase significantly beginning in calendar year 2011.

In anticipation of the complete phase out of the tax holidays on March 31, 2011, we expect to continue to locate a portion of our new development centers in areas designated as Special Economic Zones (“SEZs”). Development centers operating in SEZs will be entitled to certain income tax incentives for periods of up to 15 years. The Indian government has proposed certain interpretive positions regarding the tax incentives applicable to SEZs and has discussed making further changes in the SEZ policies which could be adverse to our operations. Certain of our development centers currently operate in SEZs and many of our future planned development centers are likely to operate in SEZs. A change in the Indian government’s policies affecting SEZs in a manner that adversely impacts the incentives for establishing and operating facilities in SEZs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Government taxation in various countries may reduce our profitability.

The tax laws in various countries undergo constant changes which impact corporate businesses and profitability depending on the proposals. The current tax proposals in the U.S. and India may have an adverse impact if the existing tax incentives or tax credits are removed. For instance, under the Indian Income Tax Act of 1961, we can take the credit of the Minimum Alternate Tax (“MAT”) paid on the book profits in those years where there is no taxable income, by carrying forward to adjust it in the future period. Any future inability to use the MAT credit and carry forward of the unutilized credit as on date may significantly affect the profitability and cash flows. As of December 31, 2009, based on the existing tax laws, we have $7.5 million of MAT credit available for carry forward.

We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. and Indian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, we may incur increased tax liability, including interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our net income, financial condition and cash flows.

Wage increases in India and other countries where our competitive advantage is related to lower wage costs may adversely affect our cost structure.

We have a significant offshore presence in India where a majority of our technical professionals are located. In the past, the Indian economy has experienced many of the problems confronting the economies of developing countries, including high inflation and varying gross domestic product growth. Salaries and other related benefits constitute a major portion of our total cost. Most of our employees are based in India where our wage costs have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages.

However, wage increases in India or other countries where we have our operations may prevent us from sustaining this competitive advantage and may negatively affect our profit margins and cash flows. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

Changes in tax law may require us to repatriate foreign earnings, increasing our effective tax rate and reducing profitability

Effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, “Accounting for Income Taxes-Special Areas,” (ASC Topic 740) we no longer accrue incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings (as well as other foreign earnings for all periods) are considered to be indefinitely reinvested outside of the United States. While we have no plans to do so, events may occur in the future that could effectively force us to change our intent not to repatriate our foreign earnings. If we change our intent and repatriate such earnings, we will incur a dividend distribution tax for distribution from India, currently 17% under Indian tax law, and be required to pay United States corporate income taxes on such earnings which will be at a substantially higher rate than our effective income tax rate in 2009. These potential increased taxes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our international operations subject us to increased exposure to foreign currency fluctuations.

We have international operations in sixteen countries and as we expand our international operations, more of our customers may pay us in foreign currencies. Transactions in currencies other than U.S. dollars (“USD”) subject us to fluctuations in currency exchange rates. Accordingly, changes in exchange rates between the USD and other currencies could have a material adverse effect on our revenues and net income, which may in turn have a negative impact on our business, operating results, financial condition and cash flows. The exchange rate between the USD and other currencies has changed substantially in recent years and may fluctuate in the future. We expect that a majority of our revenues will continue to be generated in USD for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in other currencies such as Indian Rupees, Canadian dollars, Mexican Pesos, Australian dollars, British Pound, Euros and Japanese Yen. Consequently, our results of operations may be adversely affected if other currencies appreciate against the U.S. dollar and an effective foreign exchange hedging program is not in place.

Hedging strategies, such as forward contracts and options related to transaction exposures that we have implemented or may implement to mitigate this risk may not reduce or completely offset our exposure to foreign exchange fluctuations.

Our international operations subject us to increased regulatory risks as well as difficulties in managing international operations.

We have international operations in sixteen countries. Our international IT and IT-enabled outsourcing development depend greatly upon business immigration and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that our international operations will be profitable or support our growth strategy. The risks inherent in our international business activities include:

•	unexpected changes in regulatory environments or failure to adhere to regulations that govern our clients’ businesses;

•	foreign currency fluctuations;

•	tariffs and other trade barriers;

•	difficulties in managing international operations; and

•	the burden of complying with a wide variety of foreign laws and regulations.

Our failure to manage growth, attract and retain personnel, manage major development efforts, profitably deliver services, or a significant interruption of our ability to transmit data via satellite, could have a material adverse impact on our ability to successfully maintain and develop our international operations and could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our business could be adversely affected if we do not anticipate and respond to technology advances in our industry and our clients’ industries.

The IT and offshore outsourcing services industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. Our success will depend in part on our ability to develop IT solutions that keep pace with industry developments. There can be no assurance that we will be successful in addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services noncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, operating results, financial condition and cash flows.

A significant number of organizations are attempting to migrate business applications to advanced technologies. As a result, our ability to remain competitive will be dependent on several factors, including our ability to develop, train and hire employees with skills in advanced technologies, breadth and depth of process and technology expertise, service quality, knowledge of industry, marketing and sales capabilities. Our failure to hire, train and retain employees with such skills could have a material adverse impact on our business. Our ability to remain competitive will also be dependent on our ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving to advanced architectures. Our failure to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on our business, operating results, financial condition and cash flows.

An inability to recruit and retain IT professionals will adversely affect our ability to deliver our services.

Our industry relies on large numbers of skilled IT employees, and our success depends upon our ability to attract, develop, motivate and retain a sufficient number of skilled IT professionals and project managers who possess the technical skills and experience necessary to deliver our services. Qualified IT professionals are in demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will be available to us in sufficient numbers, or that we will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers may have a material adverse effect on our business, operating results, financial condition and cash flows. Historically, we have done much of our recruiting outside of the countries where the client work is located. Accordingly, any perception among our IT professionals, whether or not well founded, that our ability to assist them in obtaining temporary work visas and permanent residency status has been diminished, could lead to significant employee attrition.

The Company’s business could be materially adversely affected if the Company does not protect its intellectual property or if the Company’s services are found to infringe on the intellectual property of others.

Our success depends in part upon certain methodologies and tools we use in designing, developing and implementing applications systems and other proprietary intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any claims, whether or not meritorious, could:

•	be expensive and time-consuming to defend;

•	cause significant installation delays;

•	divert management’s attention and resources; and/or

•	require us to enter into royalty or licensing arrangements, which may not be available on acceptable terms, or may not be available at all.

A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our concentration of revenues in a limited number of clients may reduce revenues if these clients decrease their IT spending significantly.

Our revenues are highly dependent on clients primarily located in the North American region, as well as clients concentrated in certain industries. Economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of these industries may affect our business. In the year ended December 31, 2009, approximately 79.2% of our revenues were derived from customers located in the North American region. We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of clients. Our five largest clients represented approximately 70%, 61% and 55% of revenues for the years ended December 31, 2009, 2008 and 2007, respectively. Consequently, if our top clients reduce or postpone their IT spending significantly, this may lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues, profitability and cash flows.

Our preferred vendor contracts may result in lower pricing for our services.

We are party to several “preferred vendor” contracts and we are seeking additional similar contracts in order to obtain new or additional business from large or medium-sized clients. Clients enter into these contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally result in lower margins. Although we attempt to lower costs to maintain margins, there can be no assurance that we will be able to sustain margins on such contracts. In addition, the failure to be designated a preferred vendor, or the loss of such status, may preclude us from providing services to existing or potential clients, except as a subcontractor, which could have a material adverse effect on our business, operating results, financial condition and cash flows.

Early or unanticipated termination of client projects may result in a decrease in profitability if we have a higher number of unassigned IT professionals.

Most of our projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of substantial anticipated revenues and could require us to maintain or terminate a significant number of unassigned IT professionals, resulting in a higher number of unassigned IT professionals and/or significant termination expenses. The loss of any significant client or project could have a material adverse effect on our business, operating results, financial condition and cash flows.

Continued pricing pressures may reduce our revenues.

We market our service offerings to large and medium-sized organizations. Generally, the pricing for the projects depends on the type of contract:

•	Fixed Price Contracts—Contracts based upon deliverables and/or achieving of project milestones, pricing is based on a fixed price.

•	Time and Material Contracts—Contract payments are based on the number of consultant hours worked on the project.

•	Annual Maintenance Contracts—Contracts with no stated deliverables and having a designated workforce, the pricing is based on fixed periodic payments.

•	Some process outsourcing contracts provide pricing per transaction.

Customers typically have the right to cancel contracts with minimal notice. Contracts with deliverables or project milestones can provide for certain penalties if the deliverables or project milestones are not met within contract timelines.

The intense competition and the changes in the general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain services or provide services that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results and cash flows.

Any broad-based change to our prices and pricing policies could cause revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors may bundle software products and services for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for certain services. If we do not adapt our pricing models to reflect changes in customer use of our services or changes in customer demand, our revenues and cash flows could decrease.

If we do not accurately estimate the resources necessary to complete fixed-price projects, our costs may increase significantly for those projects, which would adversely impact profitability. Fixed-price contracts may also commit us to unfavorable terms, which could impact profitability.

We undertake some projects billed on a fixed-price basis. We recognize revenue from these contracts on a proportional performance basis, which is different from our principal method of billing, the time-and-material basis. Failure to accurately estimate the resources or time required to complete a fixed price project or to maintain the required quality levels or any unexpected increase in cost due to increase in employee cost or failure to complete such projects within budget would expose us to risks associated with cost overruns. This could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our quarterly operating results are subject to significant variations.

Our revenues and operating results are subject to significant variations from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and the mix of time-and-material projects versus fixed price deliverable projects and maintenance projects during the quarter. We recognize revenues on time-and-material projects as the services are performed, while revenues on fixed price deliverable projects are recognized using the proportional performance method. Contracts with no stated deliverables, with a designated workforce assigned, recognize revenues on a straight-line basis over the life of the contract. Although fixed price deliverable projects have not contributed significantly to revenues and profitability to date, operating results may be adversely affected in the future by cost overruns on fixed price deliverable projects. Because a high percentage of the expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, periodically our cost increases due to both the hiring of new employees and strategic investments in infrastructure in anticipation of future opportunities for revenue growth.

If we are unable to acquire and effectively integrate additional businesses, we may not be able to execute our growth strategy.

We plan to continue to expand our operations gradually through the acquisition of, or investment in, additional businesses and companies in order to seek opportunities to add or enhance our services, to enter into new markets or to strengthen our global presence. We may be unable to identify businesses that complement our strategy for growth. If we do succeed in identifying a company with such a business, we may not be able to proceed to acquire the company, its relevant business or an interest in the company for many reasons, including:

•	a failure to agree on the terms of the acquisition or investment;

•	our incompatibility with the management of the company which we wish to acquire or invest;

•	competition from other potential acquirers;

•	a lack of capital to make the acquisition or investment; and

•	unwillingness of the company to partner with us.

There can be no assurance that we will be able to profitably manage additional businesses or successfully integrate any acquired businesses without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities and amortization of acquired intangible assets, risk that businesses we acquire may lose customers, some or all of which could have a material adverse effect on our business, operating results, financial condition and cash flows.

Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on our reputation as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our short-term instruments are subject to general credit, liquidity, and interest rate risk.

We maintain an investment portfolio of various short-term instruments. The investments are subject to general credit, liquidity, and interest rate risk and these risks are heightened in the current economic environment. As of December 31, 2009, our short term investments were $67.2 million and investment income for the year ended December 31, 2009 was $3.4 million.

If we do not effectively manage our anticipated expansion growth by continuing to implement systems enhancements and other improvements, our ability to deliver quality services may be adversely affected.

We had experienced significant growth in our operations in the last five years, however, our revenues have dropped this year due to the economic downturn. The situation is improving now with sequential quarter on quarter revenue growth in the last three quarters of the current year. The global economy continues to be fragile and there is no guarantee that the current growth would continue. This uncertainty places significant demands on our management, and our operational and financial infrastructure. If we do not effectively manage our growth, the quality of our services may suffer thereby negatively affecting our brand and operating results. Our anticipated expansion and growth in international markets heightens these risks as a result of the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could impact our ability to manage our growth and our financial position.

If we fail to maintain and enhance the iGATE brand, and the competitive advantages it affords us, demand for our services may be adversely affected.

The brand identity that we have developed has contributed to the success of our business. Maintaining and enhancing the “iGATE” brand is critical to expanding our customer base and other strategic partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the IT and IT-enabled services market. Maintaining and enhancing our brand will depend largely on our ability to be a technology pioneer and continue to provide high-quality services, which we may not do successfully. If we fail to maintain and enhance the “iGATE” brand, or if we incur excessive expenses in this effort, our business, operating results, financial condition and cash flows will be materially and adversely affected.

If our infrastructure investments do not coincide with increased growth in our business, our profitability may be adversely affected.

Our business model includes developing and operating global development centers in order to support our Global Delivery Model. We have global development centers located in Australia, Mexico, Canada, the U.S. and India. We are in the process of expanding our global development center in Bangalore, Chennai and Hyderabad, all located in India. We are developing these facilities in expectation of increased growth in our business. If our business does not grow as expected, we may not be able to benefit from our investment in this and other facilities, thereby incurring fixed cost, which will likely reduce our profitability.

The market price of our shares may continue to be volatile, and you may not be able to resell your common stock at or above the price you paid.

The market price of our shares may continue to be unstable or unpredictable due to market conditions and other factors some of which are beyond our control. Factors affecting the market price of our shares are:

•	Fluctuations in our quarterly or annual operating results;

•	Loss of one or more significant clients;

•	Loss of one or more key management personnel;

•	Natural disasters or any other events affecting the countries where we or our clients have operations; and

•	Changes in financial estimates by securities research analysts.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid. As a result, you may suffer a loss on your investment.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, reduce our profits, divert our management’s attention and resources and harm our business.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations, growth plans or acquisitions, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The concentration of common stock ownership in founders may lead to conflicts of interest between us and the founders.

Sunil Wadhwani and Ashok Trivedi, the co-founders of iGATE, beneficially own approximately 56% of our outstanding common stock as of March 31, 2010. Accordingly, Messrs. Wadhwani and Trivedi together currently have sufficient voting power to elect all the members of the Board of Directors and to effect transactions without the approval of our other public shareholders, except for those limited transactions that require a supermajority vote under our bylaws or articles of incorporation.

On October 20, 2009, the Board of Directors approved the filing of a shelf registration statement on Form S-3 permitting the co-founders to sell up to 4,000,000 shares from time to time, in the open market or otherwise, in order to diversify their holdings for estate planning purposes. iGATE will not receive any proceeds from the sale of shares. Following completion of this offering, it is expected that Messrs. Wadhwani and Trivedi will collectively own approximately 49% of our outstanding common stock, and will retain significant stock ownership and influence in respect of matters requiring shareholder approval, and their interests may from time to time diverge from our interests. Our Audit Committee consists of independent directors and addresses certain potential conflicts of interest and related party transactions that may arise between us and our directors, officers or our other affiliates. However, there can be no assurance that any conflicts of interest will be resolved in our favor.

The loss of the services of key members of our Senior Leadership Team would have an adverse impact on our business.

Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy and senior management team. These personnel possess business and technical capabilities that are difficult to replace. Although each executive has entered into employment agreements containing non-competition, non-disclosure and non-solicitation covenants, these contracts do not guarantee that they will continue their employment with us or that such covenants will be enforceable. If we lose the service of any of the key executives, we may not be able to effectively manage our current operations and meet our ongoing and future business challenges and this may have a material adverse effect on our business, operating results, financial condition and cash flows.

Our engagements may result in potential liability to our clients, which would have an adverse impact on our business.

Many of our engagements involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Although we attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services, there can be no assurance that our attempts to limit liability will be successful. Our failure or inability to meet a client’s expectations in the performance of our services could result in a material adverse change to the client’s operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, operating results, financial condition and cash flows.

We may also be liable to our clients for damages caused by disclosure of confidential information of the client. We are often required to collect and store sensitive and confidential data of the client to perform the services under the contract. If any of our current or former employees misappropriates a client’s sensitive or confidential data or if we do not adapt to the latest changes in the data protection legislation, we could be subject to significant liability to our clients.

Use of Proceeds

We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear half of all fees and expenses incident to this prospectus supplement and the accompanying prospectus and our obligation to register the shares of common stock.

Selling Shareholders

The shares of common stock being offered by the selling shareholders are those which have been held by the selling shareholders since the company’s initial public offering, with the exception of 421,053 shares purchased from the Company on October 21, 2000 by Mr. Wadhwani at the average trading price of the Company’s common stock for the ten days prior to the purchase and 421,053 shares purchased from the Company on October 21, 2000 by Mr. Trivedi at the average trading price of the Company’s common stock for the ten days prior to the purchase.

The selling shareholders each currently serve as Co-Chairmen of the Board of Directors and have material relationships with us. Prior to April 1, 2008, Messrs. Wadhwani and Trivedi served as the Company’s Chief Executive Officer and President, respectively. Messrs. Wadhwani and Trivedi also serve as Co-Chairmen of the Board of Directors of Mastech. Unless otherwise indicated, the address of the individuals and entities listed below is c/o iGATE Corporation, 6528 Kaiser Drive, Fremont, California, 94555.

In October 2009, we entered into a registration rights agreement (“Registration Rights Agreement”) with the selling shareholders, which provided the shareholders with registration rights relating to shares to be sold pursuant to the registration statement of which this prospectus supplement and the accompanying prospectus is a part. The shares of common stock that may be sold by the selling shareholders in this offering have been registered pursuant to this Registration Rights Agreement. Under the Registration Rights Agreement, we will bear half of the costs related to the registration of the shares and have agreed to indemnify the selling shareholders against certain liabilities.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The first column lists the number of shares of common stock beneficially owned by each selling shareholder as of April 20, 2010. The second column lists the shares of common stock being offered by this prospectus supplement by the selling shareholders.

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus Supplement	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Sunil Wadhwani (1)	14,781,053	(2)	1,600,000	13,181,053	24.32%
Wadhwani Partners No. 2 LP (1)(3)	520,000		400,000	120,000	Less than 1%
Ashok Trivedi (1)	13,168,553		1,700,000	11,468,553	21.17%
The Trivedi Family Qualified Subchapter S Trust (1)(4)	2,132,500		300,000	1,832,500	3.38%

(1)	We have been advised that this selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.
(2)	Includes 1,820,000 shares held in a trust in which Mr. Wadhani is co-trustee and has sole investment power and no voting power over such shares.
(3)	Mr. Wadhwani is a co-trustee with sole investment power and no voting power over such shares.
(4)	Mr. Trivedi is a co-trustee with sole investment power and no voting power over such shares.

Price Range of Common Stock and Dividend Policy

As of April 19, 2010, 55,286,358 shares of our common stock were outstanding, held by approximately 124 record holders.

Our common stock trades on the NASDAQ Global Select Market under the trading symbol “IGTE.” The following table sets forth for the periods indicated, the high and low closing sales prices for our common stock as reported on the NASDAQ Global Select Market, as adjusted to reflect the Company’s spin-off of Mastech Holdings, Inc., which was completed on September 30, 2008.

	High	Low
Fiscal Year 2010
Second quarter (through April 19, 2010)	$12.68	$9.86
First quarter	$10.68	$9.02

Fiscal Year 2009
Fourth quarter	$10.13	$8.39
Third quarter	$8.55	$6.28
Second quarter	$6.62	$3.00
First quarter	$7.39	$2.13

Fiscal Year 2008
Fourth quarter	$8.74	$4.32
Third quarter	$11.44	$6.80
Second quarter	$8.69	$6.28
First quarter	$8.43	$6.48

The last reported sales price for our common stock on the NASDAQ Global Select Market on April 19, 2010 was $12.68 per share.

Dividends

On January 20, 2010, the Board of Directors of the Company declared an annual cash dividend for the year ended December 31, 2009 of $0.11 per share payable to the shareholders of record as of February 26, 2010, with the payment date of March 15, 2010. On January 21, 2009, the Board of Directors declared an annual cash dividend for the year ended December 31, 2008 of $0.11 per share payable to the shareholders of record as on February 28, 2009, which was paid on March 16, 2009.

Description of Capital Stock

The following is a summary of information concerning our capital stock. The summary and description below do not purport to be a complete statement of all relevant provisions of our articles of incorporation (filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q, filed on August 14, 2000) and our bylaws (filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q, filed on August 14, 2000), and is entirely qualified by those documents, which you must read for complete information on the terms of our capital stock.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, without par value. At April 19, 2010, we had 55,286,358 shares of common stock issued and outstanding.

Capital Stock

Generally, the issued and outstanding shares of our common stock vote together as a single class. Our articles of incorporation provide that the Board of Directors (the “Board”) be divided into three classes, approximately equal in number, with staggered terms of three years so that the term of one class expires at each annual meeting. Cumulative voting is not permitted in the election of directors or otherwise, and no preemptive rights have been granted to any shareholder.

Each share of the common stock is entitled to one vote on all matters requiring a vote of shareholders and each shareholder is entitled to receive any dividends, in cash, securities or property, as our Board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of shares if we are insolvent or would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution. Our common stock does not have and is not subject to any preemptive or similar rights.

Our articles of incorporation authorize the Board, without the approval of shareholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by the Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are currently no agreements or understandings with respect to the issuance of preferred stock, and the Board has no present intention to issue any shares of preferred stock.

Our articles of incorporation provide that the approval of 66 2/3% of the outstanding common stock is required to either: (i) amend the bylaws; (ii) remove a director; or (iii) engage in a “Fundamental Corporate Transaction,” as defined by the Pennsylvania Business Corporations Law (the “PBCL”).

Anti-Takeover Provisions

Election and Removal of Directors. Our Board is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our shareholders. A vote of at least 66 2/3% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. Vacancies on the Board may be filled by a majority vote of the remaining directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of the directors. Under the terms of our bylaws and articles of incorporation, these provisions cannot be changed without the affirmative vote of the holders of not less than 66 2/3 % of the voting power of the then outstanding shares of capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such action has been previously approved by a two-thirds vote of the whole Board.

Anti-Takeover Law Provisions under the Pennsylvania Business Corporations Law. The PBCL also contains certain provisions that may have the effect of deterring or discouraging an attempt to take control of us. We are subject to the following provisions of the PBCL, which, among other things:

•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether an action is in the best interests of the corporation;

•	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

•

Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control;

•

Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ fiduciary duty, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•

Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

Special Meetings of Shareholders. Our bylaws provide that a special meeting of shareholders may be called only by the Board, either co-chairmen thereof or by the chief executive officer. Shareholders do not have a right to call a special meeting under the current bylaws.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our articles of incorporation establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of the Board.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Certain Material United States Federal Income

and Estate Tax Considerations to Non-U.S. Holders

The following is a general discussion of certain material United States (“U.S.”) federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of, the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, consult your independent tax advisors concerning the tax implications associated therewith.

In any calendar year, an individual may be treated for U.S. federal income tax purposes as a resident of the U.S. by, among other ways, being present in the U.S. for at least thirty-one (31) days in that calendar year and for an aggregate of at least one hundred eighty-three (183) days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days on which such individual was present in the current year, one-third of the days in the immediately preceding year, and one-sixth of the days in the second preceding year are counted. Residents are generally taxed for U.S. federal income tax purposes as if they were U.S. citizens.

The following discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, traders in securities, “S” corporations, regulated investment companies and real estate investment trusts, or persons subject to the alternative minimum tax; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

The following discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations promulgated under the Code, and administrative and judicial interpretations, all as of the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. We cannot assure you that a change in law will not alter significantly the U.S. federal income and estate considerations that we describe in this discussion. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. The following discussion assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

If you are considering the purchase of our common stock, you should consult your independent tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of acquiring, holding, and disposing of shares of our common stock.

Distributions on Common Stock

Distributions received on account of our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any amount paid in excess of such earnings and profits generally will be treated as a recovery of tax basis, to the extent thereof, and then as capital gain from sale.

Dividend distributions paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal income tax withholding at a thirty percent (30%) rate, unless a lower rate is specified by an applicable income tax treaty. A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required (A) to complete Internal Revenue Service Form W-8 BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person as defined in the Code and is eligible for treaty benefits or (B) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. Such non-U.S. holders and non-U.S. holders that are foreign partnerships or foreign trusts are urged to consult their independent tax advisors regarding their status under applicable U.S. Treasury Regulations and the certification requirements applicable to them.

Dividend distributions that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. and, if an income tax treaty applies, are attributable to a permanent establishment in the U.S., are taxed on a net income basis at the regular graduated rates and in much the same manner applicable to U.S. persons. In such a case, we will not withhold for U.S. federal income tax purposes if the non-U.S. holder complies with applicable certification and disclosure requirements (including, among other things, providing IRS Form W-8 ECI). In addition, a “branch profits tax” may be imposed at a thirty percent (30%) rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the U.S.

If you are eligible for a reduced rate of or an exemption from U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business within the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the gain will be taxed on a net income basis at the rates and in much the same manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply.

•

if the non-U.S. holder is an individual who is present in the U.S. for one hundred eighty three (183) days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met, in these cases, the gain will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.); or

•	we are or have been during a specified testing period a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the Nasdaq), only a non-U.S. holder who, actually or constructively, holds or has held (at any time during the shorter of the five (5) year period preceding the date of disposition or the holder’s holding period) more than five percent (5%) of our common stock will be subject to U.S. federal income tax on the disposition of our common stock. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds fifty percent (50%) of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Non-U.S. holders should consult their independent tax advisors with respect to the application of the foregoing rules.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Generally, we or an intermediary must report annually to any non-U.S. holder and the IRS the amount of any distributions of our common stock, paid to such holder, the holder’s name and address, and the amount, if any, of tax withheld with respect to those distributions. Copies of the information returns reporting those distributions, and amounts withheld also may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of any applicable income tax treaty or exchange of information agreement.

In addition to information reporting requirements, dividends paid to a non-U.S. holder may be subject to U.S. backup withholding tax. A non-U.S. holder generally will be exempt from this backup withholding tax, however, if such holder properly provides a Form W-8 BEN or Form W-8 ECI certifying that such holder is a non-U.S. person or otherwise establishes an exemption and we do not know or have reason to know that the holder is a U.S. person.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells shares of our common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if the non-U.S. holder sells shares of our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives fifty percent (50%) or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. federal tax purposes; or

•

is a foreign partnership, if at any time during its tax year one or more of its partner are U.S. persons who in the aggregate hold more than fifty percent (50%) of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder is not a U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment will generally be subject to both U.S. backup withholding and information reporting unless such holder properly provides a Form W-8 BEN or Form W-8 ECI certifying that such holder is not a U.S. person or otherwise establishes an exemption, and we do not know or have reason to know that such holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Potentially Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation, effective for amounts paid after December 31, 2012, will generally impose a 30 percent withholding tax on dividends paid on our common stock and the gross proceeds of a disposition of our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a 30 percent withholding tax on dividends paid on our common stock and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes and may be required to file a U.S. federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE UNITED STATES FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR SHARES OF OUR COMMON STOCK AND IS NOT TAX ADVICE. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SHARES OF OUR COMMON STOCK. YOU SHOULD CONSULT YOUR OWN INDEPENDENT TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON STOCK, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER U.S. TAX LAWS OTHER THAN THE FEDERAL INCOME AND ESTATE TAX LAW OR UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about April 21, 2010, between us, the selling shareholders, Jefferies & Company, Inc. and Roth Capital Partners, LLC, as underwriters, the selling shareholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from the selling shareholders, the number of common shares indicated in the table below:

Underwriter	Number of Common Shares
Jefferies & Company, Inc.	3,600,000
Roth Capital Partners, LLC	400,000

Total	4,000,000

Jefferies & Company, Inc. is acting as sole book-running manager of this offering.

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the common shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common shares.

The underwriters are offering the common shares subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.27 per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.10 per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by the selling shareholders as set forth on the cover page of this prospectus supplement.

The following table shows the public offering price, the underwriting discounts and commissions that the selling shareholders are to pay the underwriters and the proceeds, before expenses, to the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$11.25	$11.25	$45,000,000	$51,736,005
Underwriting discounts and commissions paid by the selling shareholders	$0.45	$0.45	$1,800,000	$2,069,440
Proceeds to the selling shareholders, before estimated expenses	$10.80	$10.80	$43,200,000	$49,666,565

Pursuant to the Registration Rights Agreement, we and the selling shareholders will bear equally the costs related to the registration of the shares. We estimate expenses payable by us in connection with this offering will be approximately $175,000. We estimate expenses payable by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $175,000. The selling shareholders will pay the entire amount of the underwriting discounts and commissions.

Listing

Our common shares are quoted on The Nasdaq Global Market under the trading symbol “IGTE.”

Option to Purchase Additional Shares

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 598,756 additional common shares from the selling shareholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. This option may be exercised only if the underwriters sell more shares than the total number set forth in the table above.

No Sales of Similar Securities

We and our officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•

otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the common shares on and including the 90 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we, the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters or their affiliates from time to time have provided in the past and may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, have received or will receive customary compensation and reimbursement of expenses in connection with such services.

Legal Matters

The validity of the common stock and certain other legal matters will be passed upon for us by Reed Smith LLP, Pittsburgh, PA. Certain legal matters with respect to the common stock offered pursuant to this prospectus supplement will be passed upon for the selling shareholders by Reed Smith LLP. Certain legal matters in connection with the common stock will be passed upon for the underwriter by Latham & Watkins LLP, Los Angeles, California.

Experts

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2008 and December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young’s reports, given on their authority as experts in accounting and auditing.

The financial statements and schedule as of December 31, 2007 and for the year ended December 31, 2007 incorporated by reference in this prospectus supplement and the accompanying prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC, a registration statement on Form S-3 under the Securities Act relating to the common stock offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are a part of that registration statement, which includes additional information not contained in this prospectus supplement and the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.igate.com. Our website is not a part of this prospectus supplement. You may also read and copy any document we file with the SEC at its public reference room, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Because our common stock is quoted on the NASDAQ Global Select Market, you may also inspect reports, proxy statements and other information about us at the offices of the NASDAQ Global Select Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

Information Incorporated by Reference

We are incorporating by reference in this prospectus supplement the documents that we file with the SEC. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered a part of this prospectus supplement, and subsequent information that we file with the SEC will automatically update and supersede this information.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is considered to be incorporated by reference in this prospectus supplement modifies or supersedes such statement.

We incorporate by reference the following documents that we have filed with the SEC:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010 and our Definitive Proxy Statement, filed on March 11, 2010, part 3 of which is incorporated in the Form 10-K by reference;

•	our Current Reports on Form 8-K filed with the SEC on April 1, 2010 and April 16, 2010.

In addition, we incorporate by reference into this prospectus supplement all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and before the selling shareholders have sold all of the common stock to which the prospectus supplement relates or the offering is otherwise terminated.

You may obtain a copy of these filings at no cost, by writing or by telephoning us at the following address or telephone number:

Mukund Srinath, General Counsel and Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed modified, superseded or replaced for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced, will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus supplement.

PROSPECTUS

4,000,000 Shares of Common Stock

This prospectus relates to the offer and sale from time to time by the selling shareholders of up to 4,000,000 shares of our common stock, acquired by the selling shareholders as part of our initial public offering.

The selling shareholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers or agents, the selling shareholders will be responsible for paying any underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, at negotiated prices or any combination of the foregoing. We will not receive any proceeds from these resales. We provide more information about how the selling shareholders may sell their common stock in the section titled “Plan of Distribution” on page 12.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “IGTE.” On November 11, 2009, the last reported sales price for our common stock as quoted on the NASDAQ Global Select Market was $9.63 per share.

Investing in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the specific risk factors in the section entitled “Risk Factors” beginning on page 3, and the section entitled “Risk Factors” beginning on page 3 of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 23, 2009, which is incorporated herein by reference in its entirety, and as updated in any future filings made with the Securities and Exchange Commission that are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2009

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling shareholders have not, authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 3, under “Risk Factors” beginning on page 4 in our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, or SEC, on February 23, 2009, which is incorporated by reference herein in its entirety, and as updated in any future filings made with the SEC that are incorporated by reference herein, and the other information and documents incorporated into this prospectus by reference, including our financial statements and related notes. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “iGATE,” “we,” “our” and “us” refer to iGATE Corporation and its subsidiaries. Reference to “selling shareholders” refers to the holders listed herein under “Selling Shareholders” beginning on page 11, who may sell shares from time to time as described in this prospectus.

iGATE Corporation

Overview

iGATE Corporation, formerly named iGATE Capital Corporation, through its operating subsidiaries, is an international provider of Information Technology (“IT”) and IT enabled operations offshore outsourcing services to large and medium-sized organizations. These services include client/server design and development, conversion/migration services, offshore outsourcing, enterprise resource planning (“ERP”) package implementation and integration services, software development and applications maintenance outsourcing.

iGATE’s service offerings include Information Technology (“IT”) and IT enabled operations offshore outsourcing solutions and services to large and medium-sized organizations using an offshore/onsite model.

The use of offshore outsourcing for IT and IT enabled operations outsourcing solutions and services has emerged as a global trend in numerous countries and industries. Our clients recognize that offshore outsourcing is an effective way to provide high quality and cost-effective services.

Our principal strategy is to offer offshore-based Integrated Technology and Operations (“iTOPS”) solutions that integrate IT outsourcing and IT enabled operations offshore outsourcing solutions and services in an integrated offering as well as conventional IT and business process outsourcing services to our clients in various industries. Some of our current service offerings are non-IT related and include services as diverse as call centers and mortgage and claims processing. We may continue to expand our IT enabled operations offshore outsourcing service offerings through acquisitions and strategic relationships and internal initiatives.

Our iTOPS offerings include outsourcing solutions focused primarily on insurance, banking, financial services and capital markets industries as well as finance and accounting process outsourcing delivered out of our offshore facilities in India that targets diverse industries.

IT services that we deliver using our offshore centers include software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services. We believe that we deliver high quality solutions to our clients at a substantial savings by using our global pool of highly talented people.

IT enabled operations offshore outsourcing solutions and services offered include business process outsourcing, transaction processing services and call center services. The call center services are offered to clients in several industries and are not industry specific. The transaction processing services offered are focused on the mortgage banking, financial services, insurance and capital market industries, except for the delivery of finance and accounting functions such as accounts payable which can be performed for clients across all industries.

iGATE has offshore development centers located in Bangalore, Hyderabad, Chennai and Noida in India. iGATE has global development centers located in Australia, Mexico, Canada, Malaysia and the U.S. The centers can deliver both near shore (work performed primarily at the client site) and offshore services, dependent upon customer location and expectations. iGATE operates in India, Canada, the U.S., Europe, Mexico, Singapore, Malaysia, Japan and Australia.

iGATE markets its service offerings to large and medium-sized organizations. Certain contracts are based upon a fixed price with payment based upon deliverables and/or project milestones reached. Certain contracts are time-and-material based where contract payments are based on the number of consultant hours worked on the project. Certain contracts with no stated deliverables have a designated workforce and are based on fixed periodic payments. Some process outsourcing contracts provide pricing per transaction. Customers typically have the right to cancel contracts with minimal notice. Contracts with deliverables or project milestones can provide for certain penalties if the deliverables or project milestones are not met within contract timelines.

Company Information

Our executive offices are located at 6528 Kaiser Drive, Fremont, California, and our telephone number is (510) 896-3015. We maintain an Internet website at www.igate.com. Information contained in or accessible through our website does not constitute part of this prospectus.

THE OFFERING

Securities Offered	The resale from time to time of up to 4,000,000 shares of our common stock by the selling shareholders.

Common Stock Outstanding as of October 20, 2009	54,179,715 shares

Use of Proceeds	We will not receive any of the proceeds from the selling shareholders’ sale of the shares of our common stock covered by this prospectus.

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See the Section below under the heading “Risk Factors,” our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in Item 1A under “Risk Factors” and as updated in any future filings we make with the SEC that are incorporated by reference herein.

NASDAQ Global Select Market Symbol	IGTE

The selling shareholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling shareholders will act independently in making decisions with respect to the timing, manner and size of each sale. Furthermore, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in Item 1A under “Risk Factors,” which is incorporated by reference herein, and as updated in any future filings we make with the SEC that are incorporated by reference herein, which we believe are the material risks we face, before purchasing our common stock. If any of such risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in Item 1A under “Risk Factors,” and as updated in any future filings we make with the SEC that are incorporated by reference herein, are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occur, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our New Business Strategy is Unproven

In 2008, we significantly reorganized our business to reflect our business strategy to increase the focus on our offshore delivery business and to become a “pure-play” IT/IT enabled operations business. After these changes, iGATE was left with only service offerings that include Information Technology and IT enabled operations, offshore outsourcing solutions and services to large and medium-sized organizations using an offshore/onsite model. In the judgment of the Board of Directors, the Company will provide greater value to its shareholders as a focused IT and IT enabled outsourcing company, but there can be no assurance that the Company will be able to continue to profitably manage the iGS segment as a standalone business. In particular, the Company’s professional services business, which was spun off at the end of the third quarter of 2008, historically provided the Company with substantial free cash flow. We cannot be certain that this standalone strategy will improve our performance, and it is possible that the strategy will detract from our performance.

Difficulties in Providing Expanded Service Options

We have been expanding the nature and scope of our engagements by extending the breadth of the IT / BPO services we offer. The success of some of our newer service offerings, such as operations and business process consulting, IT consulting, business process management, systems integration and infrastructure management, depends in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. Our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we are competing with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Accordingly, our new service offerings may not effectively meet client needs and we may be unable to attract existing and new clients to these service offerings.

The increased breadth of our service offerings may result in larger and more complex client projects. This will require us to establish closer relationships with our clients and potentially with other technology service providers and vendors, and require a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel. Larger projects often involve multiple components, engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Cancellations or delays make it difficult to plan for project resource requirements, and resource planning inaccuracies may have a negative impact on our profitability.

Intense Competition in the IT and Offshore Outsourcing Services Industries

The IT and offshore outsourcing services industries are highly competitive and served by numerous global, national, regional and local firms. Primary competitors include participants from a variety of market segments, including the major consulting firms, systems consulting and implementation firms, India based offshore outsourcing services, applications software firms, service groups of computer equipment companies, specialized interest consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than we have. There are relatively few barriers to entry into our markets and we may face additional competition from new competitors who are more powerful and companies who provide different services. This increase in competition may result in lower prices, higher cost of resources and thus lower profitability.

In addition, there is a risk that clients may elect to increase their internal resources to satisfy their applications solutions needs. Further, the IT services industry is undergoing consolidation, which may result in increasing pressure on margins. These factors may limit our ability to increase prices commensurate with increases in compensation. There can be no assurance that we will compete successfully with existing or new competitors in the IT and offshore outsourcing services markets.

Rapid Technological Change; Dependence on New Solutions

The IT and offshore outsourcing services industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. Our success will depend in part on our ability to develop IT solutions that keep pace with industry developments. There can be no assurance that we will be successful in addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services noncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, operating results and financial condition.

A significant number of organizations are attempting to migrate business applications to advanced technologies. As a result, our ability to remain competitive will be dependent on several factors, including our ability to develop, train and hire employees with skills in advanced technologies, breadth and depth of process and technology expertise, service quality, knowledge of industry, marketing and sales capabilities. Our failure to hire, train and retain employees with such skills could have a material adverse impact on our business. Our ability to remain competitive will also be dependent on our ability to design and implement, in a timely and cost-effective manner, effective transition strategies for clients moving to advanced architectures. Our failure to design and implement such transition strategies in a timely and cost-effective manner could have a material adverse effect on our business, operating results and financial condition.

Risk of Preferred Vendor Contracts

We are party to several “preferred vendor” contracts and we are seeking additional similar contracts in order to obtain new or additional business from large or medium-sized clients. Clients enter into these contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally result in lower margins. Although we attempt to lower costs to maintain margins, there can be no assurance that we will be able to sustain margins on such contracts. In addition, the failure to be designated a preferred vendor, or the loss of such status, may preclude us from providing services to existing or potential clients, except as a subcontractor, which could have a material adverse effect on our business, operating results and financial condition.

Concentration of Revenues

Our revenues are highly dependent on clients primarily located in the United States, as well as clients concentrated in certain industries. Economic slowdowns, changes in U.S. law and other restrictions or factors that affect the economic health of these industries may affect our business. In the nine months ended September 30, 2009, approximately 54% of our revenues were derived from customers located in the United States. We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of clients. Our five largest clients represented approximately 70% for the nine months ended September 30, 2009 and 61%, 55% and 50% of revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Consequently, if our top clients reduce or postpone their IT spending significantly, this may lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the growth of the financial services or other industry segments on which we focus may reduce the demand for our services and negatively affect our revenues and profitability.

Risks Associated with Termination

Most of our projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of substantial anticipated revenues and could require us to maintain or terminate a significant number of unassigned IT professionals, resulting in a higher number of unassigned IT professionals and/or significant termination expenses. The loss of any significant client or project could have a material adverse effect on our business, operating results and financial condition.

Negative Economic Conditions in the United States and Abroad

A majority of our revenues is from clients located in the United States. Due to the current economic downturn, there is decreased economic activity in the United States. The trend of slowdown is also impacting most of the major economies in the world where we have our business. Our business depends on the overall demand for information technology and on the economic health of our clients. As the economic downturn progresses, companies may be forced to reduce their information technology outsourcing budgets. Weak economic conditions and reduced outsourcing budgets may adversely affect demand for our services, thus reducing our revenues.

Risks Related to Inability to Acquire Additional Businesses

We plan to continue to expand our operations gradually through the acquisition of, or investment in, additional businesses and companies in order to seek opportunities to add or enhance the services, to enter into new markets or to strengthen our global presence. We may be unable to identify businesses that complement our strategy for growth. If we do succeed in identifying a company with such a business, we may not be able to proceed to acquire the company, its relevant business or an interest in the company for many reasons, including:

•	a failure to agree on the terms of the acquisition or investment;

•	incompatibility between the Company and the management of the company which we wish to acquire or invest;

•	competition from other potential acquirers;

•	a lack of capital to make the acquisition or investment; and

•	the unwillingness of the company to partner with us.

If we are unable to continue acquiring and investing in attractive businesses, our strategy for growth may not succeed.

Risks Related to Acquisitions

There can be no assurance that we will be able to profitably manage additional businesses or successfully integrate any acquired businesses without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities and amortization of acquired intangible assets, risk that business we acquire may lose customers, some or all of which could have a material adverse effect on our business, operating results and financial condition.

Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on our reputation as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business, operating results and financial condition.

Potential U.S Regulation of Offshore Outsourcing

Some U.S. states have enacted legislation restricting government agencies from outsourcing their back office processes and Information Technology solutions work to companies outside the United States. It is also possible that U.S. private sector companies that work with these states may be restricted from outsourcing their work related to government contracts. We currently do not have significant contracts with U.S. federal or state government entities;

however, there can be no assurance that these restrictions will not extend to private companies, such as our clients. Any changes to existing laws or the enactment of new legislation restricting offshore outsourcing may adversely impact our ability to do business in the United States, particularly if these changes are widespread.

Variability of Quarterly Operating Results

The revenues and operating results are subject to significant variations from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and the mix of time-and-material projects versus proportional performance and maintenance projects during the quarter. We recognize revenues on time-and-material projects as the services are performed, while revenues on proportional performance projects are recognized using the proportional performance method. Certain contracts with no stated deliverables, with a designated workforce assigned, recognize revenues on a straight-line basis over the life of the contract. Although proportional performance projects have not contributed significantly to revenues and profitability to date, operating results may be adversely affected in the future by cost overruns on proportional performance projects. Because a high percentage of the expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, periodically our cost increases due to both the hiring of new employees and strategic investments in infrastructure in anticipation of future opportunities for revenue growth.

Risks of International Operations

We have international operations in twelve countries. Our international IT and IT enabled outsourcing development depend greatly upon business immigration and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that our international operations will be profitable or support our growth strategy. The risks inherent in our international business activities include:

•	unexpected changes in regulatory environments or failure to adhere to regulations that govern our client’s businesses;

•	foreign currency fluctuations;

•	tariffs and other trade barriers;

•	difficulties in managing international operations; and

•	the burden of complying with a wide variety of foreign laws and regulations.

Our failure to manage growth, attract and retain personnel, manage major development efforts, profitably deliver services, or a significant interruption of our ability to transmit data via satellite, could have a material adverse impact on our ability to successfully maintain and develop our international operations and could have a material adverse effect on our business, operating results and financial condition.

Market Price of our Shares may Continue to be Volatile

The market price of our shares may continue to be unstable or unpredictable due to market conditions and other factors some of which are beyond our control. Factors affecting market price of our shares are:

•	Fluctuations in our quarterly or annual operating results;

•	Loss of one or more significant clients;

•	Loss of one or more key management personnel;

•	Natural disasters or any other events effecting the countries where we or our clients have operations; and

•	Changes in financial estimates by securities research analysts.

Concentration of Ownership in Founders

Sunil Wadhwani and Ashok Trivedi, the co-founders of iGATE and the selling shareholders, own approximately 57% of our outstanding common stock as of September 30, 2009. Accordingly, Messrs. Wadhwani and Trivedi together have sufficient voting power to elect all the members of the Board of Directors and to effect transactions without the approval of our other public shareholders, except for those limited transactions that require a supermajority vote under our bylaws or articles of incorporation. The interests of Messrs. Wadhwani and Trivedi may from time to time diverge from our interests. Our Audit Committee consists of independent directors and addresses certain potential conflicts of interest and related party transactions that may arise between us and our directors, officers or our other affiliates. However, there can be no assurance that any conflicts of interest will be resolved in our favor.

Impairment Analysis May Lead to Recognition of Losses

The carrying amount of the goodwill on our balance sheet was $29.5 million as of September 30, 2009. We periodically assess the potential impairment of our long-lived assets, such as goodwill, as appropriate. If, as a result of such an assessment, we were to determine that the carrying amount of this goodwill was not recoverable, we would reduce the carrying amount in the period in which the determination was made. Any reduction would result in the recognition of a one-time impairment loss, which would have an adverse effect on our financial results in the period in which the loss was recognized.

Risks Associated with Intellectual Property Rights

Our success depends in part upon certain methodologies and tools we use in designing, developing and implementing applications systems and other proprietary intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services do not infringe on the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any claims, whether or not meritorious, could:

•	be expensive and time-consuming to defend;

•	cause significant installation delays;

•	divert management’s attention and resources; and/or

•	require us to enter into royalty or licensing arrangements, which may not be available on acceptable terms, or may not be available at all.

A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Fixed-Price Projects

We undertake certain projects billed on a fixed-price basis. We recognize revenue from these contracts on a proportional performance basis, which is different from our principal method of billing, the time-and-material basis. Failure to accurately estimate the resources or time required to complete a fixed price project or to maintain the required quality levels or any unexpected increase in cost due to increase in employee cost, office space cost, technology cost or failure to complete such projects within budget would expose us to risks associated with cost overruns. This could have a material adverse effect on our business, operating results and financial condition.

Recruitment and Retention of IT Professionals

Our industry relies on large numbers of skilled IT employees, and our success depends upon our ability to attract, develop, motivate and retain a sufficient number of skilled IT professionals and project managers who possess the technical skills and experience necessary to deliver our services. Qualified IT professionals are in demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will be available to us in sufficient numbers, or that we will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers may have a material adverse effect on our business, operating results and financial condition. Historically, we have done much of our recruiting outside of the countries where the client work is performed. Accordingly, any perception among our IT professionals, whether or not well founded, that our ability to assist them in obtaining temporary work visas and permanent residency status has been diminished, could lead to significant employee attrition.

Exposure to Regulatory and General Economic Conditions in India

Our subsidiary iGATE Global Solutions (“iGS”) utilizes offshore software development centers based in Bangalore, Chennai, Hyderabad, and Noida, India. iGS also operates recruiting and training centers in India. The Indian government exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that directly affect us include, among others, tax holidays (temporary exemptions from taxation on operating income), liberalized import and export duties and preferential rules on foreign investment and repatriation. To be eligible for certain of these tax benefits, we must continue to meet certain conditions. A failure to meet such conditions in the future could result in the cancellation of the benefits. There can be no assurance that such tax benefits will be continued in the future and also it is not clear whether new tax policies will provide equivalent benefits and incentives. Any new tax legislation and the results of actions by taxing authorities may have adverse effect on our operations and our overall tax rate.

Increase in Wages of our Employees

Salaries and other related benefits constitute a major portion of our total cost. Most of our employees are based in India and our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages.

However, wage increases in India or other countries where we have our operations may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

Dependence on Senior Leadership Team

Our success is highly dependent on the efforts and abilities of our Chief Executive Officer, Phaneesh Murthy and senior management team. These personnel possess business and technical capabilities that are difficult to replace. Although each executive has entered into employment agreements containing non-competition, non-disclosure and non-solicitation covenants, these contracts do not guarantee that they will continue their employment with us or that such covenants will be enforceable. If we lose service of any of the key executives, we may not be able to effectively manage our current operations and meet our ongoing and future business challenges and this may have material adverse effect on our business, operating results and financial condition.

Potential Liability to Clients

Many of our engagements involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Although we attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services, there can be no assurance that our attempts to limit liability will be successful. Our failure or inability to meet a client’s expectations in the performance of our services could result in a material adverse change to the client’s operations and therefore could give rise to claims against us or damage our reputation, adversely affecting our business, operating results and financial condition.

We may also be liable to our clients for damages caused by disclosure of confidential information of the client. We are often required to collect and store sensitive and confidential data of the client to perform the services under the contract. If any of our current or former employees misappropriates client’s sensitive or confidential data or if we do not adapt to latest changes in the data protection legislation, we could be subject to significant liability to our clients.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2008 in Item 1A under “Risk Factors” and the risks detailed from time to time in our future SEC reports. Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will receive no proceeds from the resale of the shares of common stock by or for the account of the selling shareholders.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders are those which have been held by the selling shareholders since the company’s initial public offering, with the exception of 421,053 shares purchased from the Company on October 21, 2000 by Mr. Wadhwani at the average trading price of the Company’s common stock for the ten days prior to the purchase and 421,053 shares purchased from the Company on October 21, 2000 by Mr. Trivedi at the average trading price of the Company’s common stock for the ten days prior to the purchase.

The selling shareholders each currently serve as Co-Chairmen of the Board of Directors and have material relationships with us, as described in the footnotes to the table below. Prior to April 1, 2008, Messrs. Wadhwani and Trivedi served as the Company’s Chief Executive Officer and President, respectively. Messrs. Wadhwani and Trivedi also serve as Co-Chairmen of the Board of Directors of Mastech Holdings, Inc., an affiliated company that we spun off into a separate public company at the end of the third quarter of 2008. We do not know how long the selling shareholders will hold the shares before selling them and we currently have no agreement, arrangements or understandings with any of the selling shareholders regarding the sale of any of these shares. Unless otherwise indicated, the address of the individuals and entities listed below is c/o iGATE Corporation, 6528 Kaiser Drive, Fremont, California, 94555.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder as of October 21, 2009.

The third column lists the shares of common stock being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Sunil Wadhwani (1)	14,781,053	(2)	1,600,000	13,181,053	24.32%

Wadhwani Partners No. 2 LP (3)	520,000		400,000	120,000	Less than 1%
Ashok Trivedi (1)	13,168,553		1,700,000	11,468,553	21.17%

The Trivedi Family Qualified Subchapter S Trust (4)	2,132,500		300,000	1,832,500	3.38%

(1)	We have been advised that this selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.
(2)	Includes 1,820,000 shares held in a trust in which Mr. Wadhani is co-trustee and has sole investment power and no voting power over such shares.
(3)	Mr. Wadhwani is a co-trustee with sole investment power and no voting power over such shares.
(4)	Mr. Trivedi is a co-trustee with sole investment power and no voting power over such shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear half of all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay half of expenses of the registration of the shares of common stock, estimated to be $70,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus will be passed upon for us by Reed Smith LLP.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young’s reports, given on their authority as experts in accounting and auditing.

The financial statements and schedule as of December 31, 2007 and for each of the two years in the period ended December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.igate.com. Information contained in or accessible through our website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into our registration statement on Form S-3 of which this prospectus is a part, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference into this registration statement and prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 23, 2009;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on April 30, 2009, for the fiscal quarter ended June 30, 2009 filed with the SEC on July 29, 2009;

•	our Current Reports on Form 8-K filed with the SEC on January 26, 2009, June 24, 2009, July 8, 2009, July 17, 2009, and August 31, 2009; and

•	the description of our common stock contained in our registration statement filed under Section 12 of the Exchange Act filed November 20, 1997.

You may obtain a copy of these filings at no cost, by writing or by telephoning us at the following address or telephone number:

Mukund Srinath, General Counsel and Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced, will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

4,000,000 Shares of Common Stock

Prospectus Supplement

Jefferies & Company

Roth Capital Partners

April 21, 2010